November 26, 2018

James Monroe, III
Executive Chairman
Globalstar, Inc.
300 Holiday Square Boulevard
Covington, Louisiana 70433

       Re: Globalstar, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed February 23, 2018
           File No. 001-33117

Dear Mr. Monroe:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Liquidity and Capital Resources, page 41

1. We note your statement on page 16 that you expect that your current sources of liquidity will be insufficient to meet your obligations during the year 2018. We also note your statement on page 43 that the source of funds for Equity Cure Contributions "has not yet been fully arranged." In future filings, including your quarterly reports, please revise to disclose whether you believe you have sufficient cash and other types of liquidity available to fund operations and meet your obligations on both a long-term and
      short-term basis. We would consider long-term to be greater than twelve months.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Terry French,
Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-
 James Monroe, III
Globalstar, Inc.
November 26, 2018
Page 2

3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                            Sincerely,
FirstName LastNameJames Monroe, III
                                                            Division of
Corporation Finance
Comapany NameGlobalstar, Inc.
                                                            Office of
Telecommunications
November 26, 2018 Page 2
cc:       Arthur McMahon, III, Esq.
FirstName LastName